March 17, 2010

Kevin Tansley
Chief Financial Officer
Trinity Biotech Plc,
One Southern Cross,
IDA Business Park,
Bray,
Co Wicklow,
Ireland

Re: Trinity Biotech plc
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed April 7, 2009
Form 20-F/A for the Fiscal Year Ended December 31, 2008
Filed March 4, 2010
File No. 000-22320

Dear Mr. Tansley:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director